May 11, 2012

VIA EDGAR AND OVERNIGHT MAIL

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc. (File No. 333-180092)
Registration Statement on Form F-4, Filed March 14, 2012

Dear Mr. Reynolds:

     On behalf of Eurasian Minerals Inc. (“Eurasian”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 10, 2012 with respect to the above-referenced registration statement on Form F-4 (the “Registration Statement”).

     Eurasian has filed today an amendment to the Registration Statement (the “Amendment”), together with a copy of this letter via EDGAR correspondence. Eurasian is also providing supplementally to the Staff five copies of a version of the Amendment, which has been marked to show changes since the filing of the Registration Statement on March 14, 2012.

     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Eurasian has been furnished by Eurasian and the information contained herein with respect to Bullion Monarch Mining, Inc. (“Bullion”) has been furnished by Bullion. Unless otherwise indicated, all page references in the responses set forth below are to pages of the Amendment.

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Mr. John Reynolds, p. 2
May 11, 2012

Registration Statement on Form F-4

General

1.

We note your statement on page 57 that “Eurasian will use its reasonable efforts to cause, prior to the effective time of the merger, the Eurasian common shares issuable pursuant to the merger agreement to be conditionally approved for listing by the TSX-V and to be approved for listing on the NYSE Amex, subject to official notice of issuance.” We also note your statements that the Eurasian common shares currently trade on the TSX Venture Exchange and on the NYSE Amex and that following the merger Eurasian common shares will continue to trade on the TSX Venture Exchange and on the NYSE Amex. Please advise us of the meaning of your statement on page 57 when it appears that your shares are already trading on the TSX Venture Exchange and on the NYSE Amex. We may have further comment.

Notwithstanding the fact that Eurasian common stock is currently listed on both the TSX Venture Exchange and the NYSE Amex, each of these exchanges also require that shares to be issued in a transaction such as the merger contemplated between Eurasian and Bullion also be specifically approved for listing on the respective exchange following issuance. As such, it is customary in a transaction such as the merger to include a covenant and closing condition of the acquiring party that it seek to cause the shares to be issued in the transaction to be listed on the respective exchange on which the acquiring party’s shares are generally listed. The statement on page 61 of the Proxy Statement/Prospectus describes this covenant on the part of Eurasian and is not inconsistent with the fact that Eurasian’s common stock is listed on the TSX Venture Exchange and the NYSE Amex or statements to that effect.

Outside Front Cover Page of the Proxy Statement/Prospectus

2.	Please revise here to state the expected amount of securities being registered as part of the transaction. See Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, the disclosure on the front cover has been revised to include the expected number of securities to be issued.

3.

We note the reference to the value of the stock consideration not being determined at the time of the shareholder vote. Please revise to indicate the per share value of such consideration on the last trading day preceding the date of the merger agreement and on the date you intend to mail the proxy statement/prospectus. Please also revise to quantify the aggregate consideration on such dates.

In response to the Staff’s comment, the disclosure on the front cover has been revised to include the per share and aggregate consideration on the day preceding the date of the merger agreement and the date as close as practicable to the mailing date in order to allow time for printing and mailing.

4.	Please highlight the cross-reference to the risk factors section of the proxy statement/prospectus by use of prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Mr. John Reynolds, p. 3
May 11, 2012

In response to the Staff’s comment, the disclosure now highlights the cross-reference.

Inside Front and Outside Back Cover Page of the Proxy Statement/Prospectus

5.

Please highlight, by print type or otherwise, the statement under Additional Information on the inside front cover page of the proxy statement/prospectus regarding by when security holders must request additional information. See Item 2(2) of Form F-4.

In response to the Staff’s comment, the statement under Additional Information has been revised to highlight the information.

Questions and Answers About the Merger and The Special Meeting, page 1

Do the Directors and Officers of Bullion Intend to Vote for the Merger? page 6

6.

Please revise to briefly indicate the number of shares, and the percentage of outstanding shares held, by the certain directors, executive officers and other shareholders of Bullion who have agreed to vote yes.

In response to the Staff’s comment, the disclosure on page 6 has been revised to include the aggregate number of shares and percentage held by the directors, executive officers and other shareholders who have agreed to vote yes.

Summary, page 8

7.

We note the statement under Information about the Companies on page eight that Eurasian “continued into British Columbia from Alberta” here and on pages 76, 77 and 143. Please revise as appropriate to clarify the meaning and implications of such action.

In response to the Staff’s comment, the disclosure on page 8 and 80 has been revised to clarify the meaning of the continuation.

8.

Please revise to provide a more fulsome summary of how the rights of Bullion shareholders will change upon becoming Eurasian shareholders and the risks relating to the merger, both of which merely incorporate the later full discussion by reference. See the Instruction to Item 503(a) of Regulation S-K.

In response to the Staff’s comment, the disclosure on page 12 has been expanded.

Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13

Selected Historical Financial Data of Eurasian, page 13

9.

We note that you have presented selected financial data for Previous GAAP and IFRS. Please disclose that the information based on Previous GAAP is not comparable to the information based on IFRS. Additionally please change your presentation so that the Previous GAAP and IFRS selected financial data are not presented side-by-side. Refer to Instructions 1 and 4 of General Instruction G of Form 20-F.

Mr. John Reynolds, p. 4
May 11, 2012

In response to the Staff’s comment, the disclosure on page 14 has been revised as requested.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 15

Comparative Historical Per Share Data, page 15

10.

We note that you present historical book value per share for both Eurasian and Bullion on page 16, and combined pro forma book value per share on page 15. Please revise to clearly disclose how you calculate book value per share.

In response to the Staff’s comment, the disclosure on page 17 has been expanded to explain the calculation for book value per share.

Risk Factors, page 18
Risks Related to Eurasian, page 22

11.

Please revise this section to include a separate risk factor discussing the risks arising from Eurasian’s lack of revenues and the absence of any known commercial ore deposit on any of Eurasian’s properties.

In response to the Staff’s comment, the disclosure on page 24 has been expanded to add the risk factor with the heading “Lack of Revenues”.

You may have difficulty bringing suit and enforcing judgments against Eurasian, page 22

12.

We note your inclusion of this risk and your disclosure under “Governing Law” on page 71. Please consider including disclosure similar to the information required by Rule 101(g) of Regulation S-K so investors may more clearly understand any risks associated with effecting service of process or taking related actions.

In response to the Staff’s comment, the disclosure in the Summary has been expanded to include disclosure under the heading “Enforceability of Civil Liabilities Against Foreign Persons”.

Cautionary Statement Regarding Forward-Looking Statements, page 29

13.

Please revise your statement that “Neither Eurasian nor Bullion undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs” in light of the undertakings required by Item 512 of Regulation S-K found in Part II of the registration statement.

In response to the Staff’s comment, the disclosure on page 31 has been revised as requested.

Proposal One—The Merger, page 34
Background of the Merger, page 34

14.

We note numerous references, starting at the bottom of page 35 and continuing to page 37, to Bullion’s management updating Bullion’s board of directors on the discussions between the parties, the progress of due diligence efforts and changes in the terms of the potential transaction. Please revise to provide more fulsome disclosure on the material matters discussed in these updates. For example, describe any material terms of the transaction or issues arising out of the due diligence that were discussed.

Mr. John Reynolds, p. 5
May 11, 2012

In response to the Staff’s comment, the disclosure beginning on page 36 has been revised to expand the disclosure regarding the matters discussed at meetings of the Bullion board of directors.

15.

We note your disclosure on page 36 that, on November 14, 2011, the companies executed a non- binding letter of intent in which Eurasian agreed to what became the final per share merger consideration. Please revise to provide additional detail on how the parties arrived at their agreement on the merger consideration.

In response to the Staff’s comment, the disclosure on page 38 has been expanded.

16.

Please revise your discussion on page 36, or elsewhere as appropriate, to describe in greater detail the method of selecting Mr. Semeniuk as financial advisor to Bullion’s board of directors and to briefly describe the qualifications of Mr. Semeniuk considered by the board of directors in making such a selection. See Item 4(b) of Form F-4, which references Item 1015(b)(2) and (3) of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 38 has been revised to describe the actions taken by Bullion in connection with the engagement of Mr. Semeniuk as financial advisor and the qualifications of Semeniuk considered by the Bullion board of directors.

Eurasian’s Reasons for the Merger, page 40

17.

Please revise to define the terms “brownfield” and “greenfield” as used in the fourth bullet point in this section. Please also revise your disclosure elsewhere as appropriate to describe Bullion’s experience in brownfield exploration and the material significance of exposure to that area for Eurasian.

In response to the Staff’s comment, the disclosure on page 43 has been revised to remove references to “brownfield” and “greenfield”.

Opinion of Bullion’s Financial Advisor, page 41

18.

We note that Mr. Semeniuk considered, among other things, the fact that Bullion shares are classified as a penny stock under U.S. regulations. It appears that Eurasian shares would also be classified as a penny stock under such regulations. Please revise to describe what consideration, if any, Mr. Semeniuk gave to Eurasian’s stock being considered a penny stock under U.S. regulations.

Eurasian’s common stock has been listed on the NYSE Amex since January 30, 2012, and therefore the Eurasian common stock meets the definition of NMS Stock (as defined in Rule 600(b)(47)). The NYSE Amex is a national securities exchange registered with the Commission under Section 6(a) of the Exchange Act and, to the best of Eurasian’s knowledge, meets the additional requirements related to a national securities exchange contained in Rule 3a51-1(a). Accordingly, Eurasian’s common stock is excluded from the definition of penny stock. As such, Eurasian does not believe that additional disclosure would be appropriate or helpful to Eurasian or Bullion shareholders.

19.

Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Mr. Semeniuk, his affiliates and/or unaffiliated representatives and Bullion or its affiliates. See Item 4(b) of Form F-4, which references Item 1015(b)(4) of Regulation M-A.

Mr. John Reynolds, p. 6
May 11, 2012

In response to the Staff’s comment, the disclosure on page 46 has been revised as requested.

20.

We note your statement that Semeniuk’s opinion was provided for the “exclusive use” of Bullion’s board of directors. Please reconcile this statement with Mr. Semeniuk’s statement in the last paragraph on page D-21 that the fairness opinion is provided for the exclusive use of the Board of Directors of Bullion “and to the security holders of Bullion.”

The reference to the use of the opinion by the security holders of Bullion was not intended to be included in the fairness opinion. Additionally, in reference to Staff comment 89, Mr. Semeniuk intended to refer to Eurasian’s ability to obtain capital from their business transactions, usually in the form of cost recoveries. As a result, Mr. Semeniuk has reissued his opinion clarifying these changes. The reissued fairness opinion is attached as Annex D to the Proxy Statement/Prospectus.

21.

We note that Semeniuk analyzed the fairness of the merger consideration based on the premium offered to Bullion shareholders by the merger consideration over the current historic trading price of Bullion common stock, the estimated future value to Bullion of the Carlin Trend Royalty, and the potential benefit of the merger to Bullion by considering the impact of Eurasian using its cash position to make an imagined private placement into Bullion. Please revise to describe in greater detail each of the material analyses performed underlying the fairness opinion.

In response to the Staff’s comment, the disclosure on page 43 has been revised to describe in greater detail the analyses performed by Mr. Semeniuk in connection with rendering his opinion.

Interests of Certain Persons in the Merger, page 43

22.	Please revise this section to provide the table regarding golden parachute compensation in the format set forth in Item 402(t) of Regulation S-K.

In response to the Staff’s comment, the disclosure on page 47 has been revised to conform the table to the format set forth in Item 402(t) of Regulation S-K.

Certain Material United States Federal Income Tax Consequences …, page 44

23.	We note that you have not filed Exhibits 8.1, 8.2 and 8.3. Please note that we may have further comments on this section upon reviewing those exhibits.

The Staff’s comment is duly noted. Exhibits 8.1, 8.2 and 8.3 have been filed.

Accounting Treatment, page 57

24.

We note your disclosure on page ten and 57 that Eurasian will account for the merger using the acquisition method of accounting for business combinations under U.S. GAAP. We further note on page 136 that the acquisition reflected in the pro forma financial statements was prepared using the acquisition method of accounting in accordance with ASC 805 under U.S. GAAP. Please confirm our understanding that Eurasian’s financial statements going forward will be prepared under IFRS and that you will account for the acquisition under IFRS 3 and, if so, revise to clarify this in your pro forma presentation. Also revise to indicate whether there will be any differences in accounting between IFRS 3 and your pro forma presentation under ASC 805 and, if so, describe and quantify any such differences in your disclosure.

Mr. John Reynolds, p. 7
May 11, 2012

Going forward Eurasian’s financial statements will be prepared under IFRS and the acquisition of Bullion will be accounted for in accordance with IFRS 3. Additional note disclosure discussing ASC 805 Business Combinations and IFRS 3 Business Combinations has been included in the pro forma presentation. See the revised disclosure on page 61.

The Agreement and Plan of Merger, page 59

25.

We note your statements in this section that the terms and information of the merger agreement are included “not to provide any other factual information regarding Eurasian, Bullion or their respective businesses … Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants ….” Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

In response to the Staff’s comment, the disclosure on page 63 has been revised.

Eurasian’s Business, page 77

26.

Please revise your discussion to provide more detailed disclosure of the material effects of government regulations on Eurasian’s business in the various countries in which Eurasian operates, identifying the relevant regulatory bodies. We note also the references in your risk factor discussions on pages 24 and 26 to various regulations that are not fully discussed elsewhere in your prospectus.

In response to the Staff’s comment, the disclosure on page 85 has been expanded with respect to government regulation. However, as Eurasian has numerous early stage projects in multiple jurisdictions, the disclosure is focused on Eurasian’s most advanced projects.

Inter-corporate Relationships, page 77

27.	Please revise the flow chart on page 77 to improve its legibility. In this regard we note that it is difficult to read the names and country of incorporation or residence of some of the subsidiaries.

In response to the Staff’s comment, the flow chart on page 81 has been replaced for improved legibility.

General Development of Eurasian’s Business, page 77
Three Year History, page 78

28.	Please revise your disclosure in the second paragraph of this section to define “NSR royalty.”

Mr. John Reynolds, p. 8
May 11, 2012

In response to the Staff’s comment, the disclosure on page 82 has been revised to include an explanation of a NSR.

Description of Eurasian’s Business, page 80
Intangible Property, page 80

29.

We note your disclosure in this section regarding Eurasian’s lack of need for or use of licenses and other intellectual property. Please reconcile this disclosure with your disclosure regarding your exploration licenses, exploitation licenses and your disclosure on page 79 that one of the “main assets” you acquired as part of your purchase of a subsidiary of Freeport-McMoRan Copper & Gold Inc. was a comprehensive exploration database of Sweden.

In response to the Staff’s comment, the disclosure on page 85 has been revised.

Economic Dependence, page 81

30.

We note your statement that Eurasian’s business is not substantially dependent on any contract. It appears from your disclosure elsewhere that you substantially rely on your relationships with third parties for exploration and future production activities that will result in any future revenues. Please reconcile your disclosure in this section in light of such relationships or advise us of why you believe such disclosure is unnecessary.

In response to the Staff’s comment, the disclosure on page 85 has been revised to explain why Eurasian believes it is not substantially dependent on any one contract.

Environmental Protection, page 81

31.	Please revise this section or elsewhere as appropriate to provide more detailed disclosure of the environmental regulations affecting Eurasian’s business in the countries in which it operates.

In response to the Staff’s comment, the disclosure on page 85 has been revised.

Foreign Operations, page 81

32.	Please revise this section to identify the properties located in “areas traditionally considered to be risky from a political or economic perspective.”

In response to the Staff’s comment, the disclosure on page 86 has been revised to highlight the increased risks of Haiti and Kyrgyzstan.

Mineral Properties, page 82
Turkey, page 82

33.

We note your reference to the Aktutan property in the introductory paragraph of this section, which appears to be the only reference to this property in your description of Eurasian’s Business. Please revise to discuss the material aspects of your business relating to this property in the appropriate location.

Mr. John Reynolds, p. 9
May 11, 2012

In response to the Staff’s comment, the disclosure on page 87 has been revised to remove references to Aktutan as it is not a material property.

34.

It is unclear why you do not describe the Golcuk property in the introductory paragraph of this section. In the interest of enhancing your disclosure, please revise this paragraph to provide a brief overview of all of your material property and royalty interests in Turkey.

In response to the Staff’s comment, the disclosure on page 88 has been revised.

35.

We note your disclosure in the paragraph under the map on page 83 that you are currently converting one of your exploration licenses into an exploitation license. Please revise your disclosure to briefly describe the process by which such a conversion is made in Turkey including the amount of time required to do so if material.

In response to the Staff’s comment, the disclosure on page 89 has been revised to indicate that the exploration license has been successfully converted into an exploitation license.

Golcuk Property, page 89

36.

We note your disclosure that the Golcuk property “reverted” to Eurasian’s ownership in 2008. It is unclear how Eurasian originally acquired this property and what occurred in the interim to result in the reversion. Please revise your disclosure to clarify.

In response to the Staff’s comment, the disclosure on page 94 has been revised to explain Eurasian’s acquisition of Golcuk from a private Turkish company, subsequent lease to Turmenka and Turmenka’s termination of the lease agreement.

Balya Royalty, page 89

37.

We note your statement in the second sentence of this section, which appears to suggest that you sold a 4% net smelter returns royalty to Dedeman in 2006. To the extent you intended to state that Eurasian sold the underlying property or some other interest in the land, please revise to clarify.

In response to the Staff’s comment, the disclosure on page 95 has been revised to clarify that the Balya property was sold to Dedeman in 2006 and that Eurasian retained a 4% royalty.

Haiti, page 90
Northwest Haiti Designated Project (including Vert de Gris prospect), page 90

38.

We note that here, under Exploration Properties starting on page 112, and under Pontal do Paranaita Property starting on page F-111, you report sample value ranges, assay values “greater than” or “up to”, and utilize parts per billion (ppb). When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

  Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

  Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Mr. John Reynolds, p. 10
May 11, 2012

  Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

  Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

  Eliminate statements containing grade and/or sample-width ranges.

  Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

  Generally, use tables to improve readability of sample and drilling data.

  Soil samples may be disclosed as a weighted average value over an area.

  Refrain from reporting single soil sample values.

  Convert all ppb quantities to ppm quantities for disclosure.

  Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these same items.

This guidance also applies to the sections concerning both Akarca and Golcuk found on page nine of Exhibit 99.4 of Eurasian’s Form 40-FR filed January 24, 2012 and the Bom Jesus section found on page 28 and the Pontal do Paranaita Property found on page 32 of Bullion’s Form 10-K filed August 1, 2011.

In response to the Staff’s comment and as we discussed in our call with George Schuler of the Securities and Exchange Commission, the disclosure beginning on page 95 has been revised. Similar revisions were made in the Annual Information Form for the year ended December 31, 2011 which was filed with the Form 40-F annual report on April 27, 2012.

Government Negotiations and Mining Convention, page 91

39.	We note your statement that “[n]egotiations continue with the government of Haiti on the terms for a Mining Convention.” Please revise to clarify what role Eurasian has in such negotiations, if any.

In response to the Staff’s comment and to update the disclosure for recent developments, the disclosure on page 96 has been revised to clarify the roles of the parties.

40.	Please revise to clarify the meaning of “[d]rill-ready projects” as used in this section.

In response to the Staff’s comment, the disclosure has been revised and the phrase “drill-ready projects” is no longer used.

Bullion’s Business, page 102
General, page 103

41.	Please revise your disclosure in the first paragraph of this section to define “GSR royalty.”

Mr. John Reynolds, p. 11
May 11, 2012

In response to the Staff’s comment, the disclosure on page 108 has been revised to include an explanation of a GSR.

Regulations on the Business, page 105

42.	Please revise this section to also discuss material Brazilian regulations on Bullion’s business.

In response to the Staff’s comment, the disclosure on pages 112-113 has been revised to describe material Brazilian regulations governing Bullion’s business.

Real Properties and Facilities, page 106

43.	It is unclear why you have not disclosed the “Office Building” and “Business Building” referenced on page 17 of Bullion’s most recent Form 10-K here. Please revise to disclosure [sic] such properties.

The reason that these buildings were not disclosed in the Proxy Statement/Prospectus is because these properties were sold by Bullion between the date Bullion’s Form 10-K was filed and the date of the Proxy Statement/Prospectus. The Office Building, which was Bullion’s prior office location in Orem, Utah, was sold in the quarter ended July 31, 2011 and the sale reported in Bullion’s Form 10-Q for that period. The Business Building, which was the office facility of Bullion’s EnShale subsidiary in Vernal, Utah, was sold during the quarter ended January 31, 2012 and the sale was reported in Bullion’s Form 10-Q for that period.

Exploration Properties, page 110

44.

It is unclear why you do not discuss Bullion’s Bom Jardim and Ouro Mil properties here despite your references to such properties as “primary exploration projects” in the second paragraph of page 103 and your discussion of Bom Jardim related expenditures under Plan of Operation on page 127. Also, please provide more fulsome disclosure of the material aspects of the Pontal do Paranaia, Caldeiras and Ophir properties.

These properties are not material properties of Bullion. As such, references to these properties have been removed.

45.	Please revise the maps on pages 112 and 113 to improve their legibility.

In response to the Staff’s comment, the map on page 119 has been revised. The map formerly on page 113 has been removed because it relates to a property that is not material to the business of Bullion.

Eurasian Management’s Discussion and Analysis, page 121
Results of Operations, page 121

Comparison of Six Months Ended September 30, 2011 and September 30, 2010, page 121

46.

We note that your discussion of the factors resulting in the increase of net loss in this section only account for approximately half of such increase. Please revise to provide additional disclosure of any other significant factors materially contributing to Eurasian’s increased net loss from period to period.

Mr. John Reynolds, p. 12
May 11, 2012

In response to the Staff’s comment, the disclosure has been updated and expanded in the MD&A for the annual audited financial statements for the periods ended December 31, 2011 and March 31, 2011.

Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010, page 122

47.	Please revise the parenthetical in the first sentence of this section to indicate, if true, that it refers to Canadian dollars.

In response to the Staff’s comment, the disclosure in the MD&A for the annual audited financial statements for the periods ended December 31, 2011 and March 31, 2011 reflects the Canadian dollar presentation.

48.

We note that your discussion of the factors resulting in the increase of net loss in this section only account for around 60 percent of such increase. Please revise to provide additional disclosure of any other significant factors materially contributing to Eurasian’s increased net loss from period to period.

In response to the Staff’s comment, the disclosure has been expanded to discuss the increase in net loss in more detail in the MD&A for the annual audited financial statements for the periods ended December 31, 2011 and March 31, 2011.

Financial Condition, Liquidity and Capital Resources, page 123

49.

Please revise your discussion by providing an evaluation of sources and amounts of your cash flows for all periods presented, and information regarding any material commitments for capital expenditures as of the end of the latest year end and subsequent interim period, including an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Also revise Bullion’s discussion of liquidity and capital resources on page 129 accordingly. Refer to Item 5.B. of Form 20-F.

In response to the Staff’s comment, the disclosure on page 129 been revised.

Critical Accounting Estimates, page 123

50.

We note that you present your annual financial statements for the years ended March 31, 2011, 2010 and 2009 under Canadian GAAP (page F-3) and your interim financial statements for the six months ended and as of September 30, 2011 under IFRS (page F-55). However your discussion of critical accounting estimates does not inform readers whether it is based on Canadian GAAP or IFRS. Please revise to distinguish any differences between your critical accounting estimates under Canadian GAAP or IFRS, as necessary. Also revise to provide separate critical accounting policies and estimates disclosure for the financial statements of Bullion that are prepared under U.S. GAAP. Refer to Section V of SEC Release 33-8350 for additional information.

Mr. John Reynolds, p. 13
May 11, 2012

In response to the Staff’s comment, the disclosure on page 130 with respect to Eurasian has been revised to confirm that the critical accounting estimates relate to the IFRS annual audited financial statements for the period ended December 31, 2011 and March 31, 2011. No Canadian GAAP financial statements are included with the filing.

In response to the Staff’s comment, the disclosure on page 138 with respect to Bullion has been revised to include a summary of Bullion’s critical accounting policies.

Bullion Management’s Discussion and Analysis, page 127

51.

You discuss on page D-13 the fact that there is an uncertainty as to whether the Carlin royalty will continue at current levels. Please revise to provide disclosure of this uncertainty pursuant to Item 5.D of Form 20-F or explain to us why you believe that such disclosure is not required.

In response to the Staff’s comment, the disclosure on page 134 has been revised to further describe the uncertainty regarding the continuance of the Carlin Trend royalty.

Plan of Operation, page 127

52.	Please revise the third paragraph of this section to clarify the repeated reference to “(1) exploration stage property.”

In response to the Staff’s comment, the disclosure on page 134 has been revised as requested.

Results of Operations, page 128

53.

We note your statement in the risk factor “Future financial results may fluctuate significantly” on page 25 that “Management expects future revenues and operating results to fluctuate due to . . . costs of production.” Nevertheless, you only refer to operating costs rather than costs of production in your discussion here. Please advise or revise to discuss the costs of production associated with the mining operations in which you have a material interest.

In response to the Staff’s comment, the disclosure on page 27 has been revised.

54.

We note multiple instances in both of your period comparisons where you have not discussed the business reasons for changes in various items of your statement of operations. Please revise to disclose the reasons for such changes.

In response to the Staff’s comment, the disclosure has been revised to discuss the reasons for the changes in the statement of operations.

Comparison of Year Ended April 30, 2011 and April 30, 2010, page 128

55.	Please revise to individually quantify the impact of increased gold prices and “sustained production” on the increase in revenue between these periods.

In response to the Staff’s comment, the disclosure on page 136 has been revised to further quantify the impact of increased gold prices and production.

56.

We note that you discuss the reasons for your loss from [the] joint venture in the second paragraph of page 129, but do not discuss the reason for the change in such loss between these periods. Please revise as appropriate to clarify the reason(s) for such change and to individually quantify the effect of multiple factors, if applicable.

Mr. John Reynolds, p. 14
May 11, 2012

In response to the Staff’s comment, the disclosure on page 137 has been revised as requested.

57.	We note the reference to Sidney Resources Corp. in the fourth paragraph of page 129. Please revise the proxy statement/prospectus as appropriate to clarify your relationship with that company.

In response to the Staff’s comment, the disclosure on page 136 has been revised as requested.

Unaudited Pro Forma Condensed Combined Financial Statements, page 130

Pro Forma Combined Information, page 130

58.

We note your disclosure that “Eurasian has not yet undertaken any detailed analysis of fair value of Bullion’s assets and liabilities.” We further note your disclosure on page 136 that states “the assets acquired and liabilities assumed have been measured at fair value.” Please revise these two conflicting disclosures, as necessary.

In response to the Staff’s comment, the disclosure on page 144 has been revised.

59.

We note your disclosure that the combined company will incur certain employee-related severance costs. We further note on page one that Bullion shareholders will be asked to approve certain “golden parachute” compensation that may become payable to Bullion’s named executive officers in connection with the merger; and on page 44 the lump-sum payments that would become payable to Bullion’s executive officers under a qualifying termination after a Change of Control of Bullion. Please revise to quantify the estimated employee-related severance costs in connection with the merger. Also tell us how you considered providing pro forma balance sheet adjustments for these costs.

In response to the Staff’s comment, the disclosure in Note 3 to the pro forma financial statements has been revised to reflect the severance costs.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss for the Six Months
Ended September 30, 2011, page 133 and for the Year Ended March 31, 2011, page 134

60.

We note that Eurasian’s statement of operations and comprehensive loss for the six months ended September 30, 2011 (page 133) and year ended March 31, 2011 (page 134) were prepared under IFRS and Canadian GAAP, respectively. We further note on page 135 that your pro forma financial statements have been prepared under U.S. GAAP and related adjustments of Eurasian’s balance sheet to convert from IFRS to US GAAP have been illustrated on page 132. Please revise to also quantify and describe the adjustments made to convert Eurasian’s statements of operations and comprehensive loss to U.S. GAAP from IFRS and Canadian GAAP, as applicable or disclose that such adjustments were not required and why.

Mr. John Reynolds, p. 15
May 11, 2012

In response to the Staff’s comment, the disclosure has been revised to include the adjustments made to convert Eurasian’s statement of operations and comprehensive loss to U.S. GAAP from IFRS. No Canadian GAAP financial statements are still included in the pro formas.

61.

Please revise to present both historical and pro forma basic and fully diluted per share data on the face of your unaudited pro forma consolidated statements of comprehensive loss together with the number of shares used to compute such per share data. Refer to Rule 11-02(b)(7) of Regulation S-X.

In response to the Staff’s comment, the disclosure has been revised.

62.

We note your disclosure on page 135 that the pro forma consolidated statements of operations and comprehensive loss for the year ended March 31, 2011 and the six months ended September 30, 2011 have been prepared as if the acquisition of Bullion had occurred on April 1, 2010 and April 1, 2011, respectively. Please be advised that pro forma adjustments related to the pro forma condensed statements of operations and comprehensive loss should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Please revise as necessary.

In response to the Staff’s comment, the disclosure has been revised.

63.

We note that your pro forma consolidated statements of operations and comprehensive loss for the year ended March 31, 2011 and six months ended September 30, 2011 do not include any pro forma adjustments in connection to the acquisition. Please tell us why there are no adjustments included in your pro forma consolidated statements of operations and comprehensive loss, or revise as necessary.

In response to the Staff’s comment, the disclosure in Notes 3 and 4 to the pro forma financial statements has been revised.

1. Basis of Presentation, page 135

64.

We note your disclosure that the unaudited pro forma consolidated financial statements are prepared and presented in U.S. dollars based on the historical financial statements of Eurasian which are presented in Canadian dollars and were translated from Canadian dollars to U.S. dollars at the approximate exchange rate of par. Please revise to further explain how you translated Eurasian’s financial statements from Canadian dollars to U.S. dollars. Also revise to quantify and clearly identify where such adjustments are included in your pro forma financial statements.

In response to the Staff’s comment, the disclosure in Note 1 to the pro forma financial statements has been revised.

65.

We note your disclosure under Note 1(b) and 1(c) that Eurasian’s unaudited interim and audited annual consolidated statements of operations and comprehensive loss were prepared in accordance with U.S. GAAP and that these financial statements are included elsewhere in this proxy statement/prospectus. We further note you present your annual financial statements for the years ended March 31, 2011, 2010 and 2009 under Canadian GAAP (page F-3) and your interim financial statements for the six months ended and as of September 30, 2011 under IFRS (page F-55). Please tell us where the referenced U.S. GAAP financial statements of Eurasian are included in the proxy statement/prospectus, or revise to disclose the actual basis of accounting used for Eurasian’s annual and interim financial statements that were used to prepare the pro forma financial statements.

Mr. John Reynolds, p. 16
May 11, 2012

In response to the Staff’s comment, the disclosure in Note 1 to the pro forma financial statements has been revised.

2.	Acquisition of Bullion Monarch Mining Inc, page 136

66.

Please revise to clearly disclose whether the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value or carrying value. To the extent that the assets and liabilities are based on their carrying value, explain to us why this is appropriate under U.S. GAAP.

In response to the Staff’s comment, the disclosure has been revised to clarify that the assets and liabilities are based on their estimated fair value.

67.

We note that the value of the Eurasian common shares was calculated based on the deemed issuance of 17,583,640 Eurasian common shares at $2.53 per share, which was the closing price of Eurasian common shares on the February 7, 2012 merger agreement date. We further note your disclosure that the purchase price will fluctuate with the market price of Eurasian’s common stock until the acquisition is completed. Please update the price per share used to calculate the estimated value of Eurasian’s common stock deemed to be issued.

In response to the Staff’s comment, the disclosure of the price per share used to calculate the estimated value of Eurasian’s common stock deemed to be issued has been revised to the most recent practicable date.

3.	Acquisition of Bullion Monarch Mining Inc, page 136

68.

We note the $35.0 million total value assigned to mineral properties, and that the $31.1 million adjustment reflects the fair value increment for mineral property interests held by Bullion generating royalty income. Please identify for us all of Bullion’s mineral property interests that are generating royalty income and separately quantify for us the fair value of the Carlin royalty that is reflected in your purchase price allocation. Also reconcile the fair value assigned to Carlin to the estimated value of the Carlin royalty cash flow stream in the range of $42 million to $52 million (page D-19), and explain to us what the difference represents.

Information on D-19 was prepared by Bullion’s financial advisor to demonstrate whether the proposed transaction is fair to the Bullion’s shareholder (i.e., consideration to be received in the merger). Assumptions used for the pro forma financial statements were determined by Eurasian management to value the proposed transaction. We believe that information on D-19 and the assumptions used in the preparation of the pro forma financial statements could be materially different.

The value of all properties generating royalty interest other than Carlin are de minimus in amount and have not been assigned any of the value.

Management Following the Merger, page 141

69.

Please revise the descriptions of the business experience of Messrs. Bayley, Winn and Lim to clarify the dates during which they held the listed positions and to describe the principal business of the entities for which they worked (to the extent not already described).

Mr. John Reynolds, p. 17
May 11, 2012

In response to the Staff’s comment, the disclosure on pages 148 and 149 have been revised.

70.	Please revise the description of Mr. Levet’s business experience to provide additional details on the various executive and management positions he held at Newmont.

In response to the Staff’s comment, the disclosure on page 148 has been revised to provide additional details on the executive and management positions Mr. Levet held at Newmont.

71.	Please revise the description of Mr. Morris’ business experience to describe the principal business of M&P Development, LLC.

In response to the Staff’s comment, the disclosure on page 149 has been revised to describe the principal business of M&P Development, LLC.

72.	We note the reference to Eurasian’s Advisory Board in the last paragraph of this section. Please revise to disclose the anticipated membership of the advisory board upon consummation of the merger.

In response to the Staff’s comment, the disclosure on page 149 has been revised.

Related Party Transactions of Directors and Executive Officers, page 142

73.

We note your disclosure of the relationship of Seabord with Mr. Winn and the Company. Please revise to quantify the payments made by Eurasian to Seabord since the beginning of Eurasian’s preceding three financial years up to the date of the registration statement.

In response to the Staff’s comment, the disclosure on page 150 has been revised as requested.

Description of Eurasian Capital Stock, page 143

74.	Please delete the statement that “[t]his summary is not meant to be complete” in the first paragraph of this section.

In response to the Staff’s comment, the statement has been removed.

75.	Please revise your disclosure as follows:

  Here or under “Future Shareholder Proposals” on page 154, please make clear whether and how shareholders of Eurasian may submit proposals for consideration; and

  Make clear whether shareholders have the option to vote in person, by proxy, electronically, or otherwise.

In response to the Staff’s comment, the disclosure on page 153 has been revised as requested.

Annual and Extraordinary General Meetings, page 145

76.

Please revise this section to briefly clarify when the Securities Act (British Columbia) and the Securities Act (Alberta) would apply to a shareholder meeting. For example, describe if the application of such laws are triggered by the location of the meeting or if they always apply.

Mr. John Reynolds, p. 18
May 11, 2012

In response to the Staff’s comment, the disclosure on page 153 has been revised.

Comparison of Rights of Eurasian Shareholders and Bullion Shareholders, page 146

77.

Please revise this section to include a discussion of any material differences in the ability to bring class action suits by Eurasian shareholders and Bullion shareholders or advise us of why you believe such differences are not material. See Item 4(a)(7) of Form F-4.

In response to the Staff’s comment, the disclosure on page 158 has been revised to describe the differences in the ability of Bullion and Eurasian shareholders to bring class action suits.

Special Meetings of Shareholders, page 148

78.	Please revise your description of Eurasian in this section to describe whether and how shareholders can call a special meeting.

In response to the Staff’s comment, the disclosure on page 155 has been revised to describe whether and how Eurasian’s shareholders can call a special meeting.

Action without a Meeting, page 148

79.

Please revise your description of Eurasian in this section to address shareholder action without a meeting on matters not required to be transacted at an annual general meeting. Also, please clarify the purpose of selecting an “annual reference date.”

In response to the Staff’s comment, the disclosure on page 156 has been revised as requested.

Inspection of Corporate Records and Voting List of Shareholders, page 149

80.

Please revise your description of Eurasian in this section to also describe the ability of shareholders to examine corporate records and voting lists. Also, please clarify the reference to “Eurasian’s constating documents.”

In response to the Staff’s comment, the disclosure on page 157 has been revised as requested.

Security Ownership of Certain Beneficial Owners and Management…, pages 151 and 153

81.

Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Mr. John Reynolds, p. 19
May 11, 2012

In response to the Staff’s comment, the disclosure on pages 159 and 161 have been revised to include the number of record holders of Eurasian and Bullion in the United States and the corresponding percentage of the outstanding shares currently held in the United States of Eurasian and Bullion shareholders.

Eurasian Minerals, Inc. Condensed Consolidated Interim Financial Statements, page F-49 Notes to the Condensed Interim consolidated Financial Statements, page F-55

2.	Significant Accounting Policies, page F-55 Estimates, page F-58

82.

We note your disclosure that the recorded costs of mineral properties are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge that a change in future conditions could require a material change in the recognized amount. Please further explain this statement to us and tell us whether there are any known indications of impairment.

Management is knowledgeable of and aware of the requirements to monitor for certain conditions that may arise in the future that may create the requirement for the Company to consider the value of an exploration and evaluation asset and/or potential impairment.

Possible conditions may include:

  Loss of ownership and/or access to a project;
  Political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights;
  Opposition from environmental and/or other non-governmental organizations;
  A lack of assurance that additional funding will be available to Eurasian for further exploration and development of its projects; and
  A lack of assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties.

As at December 31, 2011, Eurasian assessed the potential future conditions that could require a material change in the valuation of exploration and evaluation assets and determined there were no known indications of impairment.

See Note 2 to the audited financial statements for the periods ended December 31, 2011 and March 31, 2011.

Financial instruments, page F-59

Impairment of Financial Assets, page F-60

83.

We note that financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Please confirm to us that you would make a formal estimate of the recoverable amount if there are any indications that an impairment loss may have occurred and, if so, revise your disclosure accordingly. Refer to IAS 36.8.

Mr. John Reynolds, p. 20
May 11, 2012

Eurasian management reviews and assesses recoverability of the financial instruments at least once every quarter. If there are any indications of impairment loss, it is recognized. See Note 2 to the audited financial statements for the periods ended December 31, 2011 and March 31, 2011.

7.	Investment in Associated Companies, page F-69

84.

We note on page F-51 that your investment in associated companies has significantly increased from March 31, 2011 to September 30, 2011. Please revise to clarify whether the financial information of the associated companies is prepared under IFRS or other GAAP, and disclose how you assess the equity method investee for impairment under IFRS. Also revise to provide summarized financial information of associates pursuant to IAS 28.37(b) or tell us why you believe this information is not required.

See Note 2 and Note 8 to the audited financial statements for the periods ended December 31, 2011 and March 31, 2011.

Bullion Monarch Mining, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-99

Note 2. Acquisition of Dourave Canada, page F-104

85.

We note that Bullion issued 5,000,000 shares of common stock and warrants to purchase up to 2,500,000 shares of its common stock at an exercise price equal to $1.20 per share as total consideration for all of the capital shares of Dourave Canada acquired on April 1, 2011. We further note the total consideration of $3,220,000 for this acquisition. Please tell us how you determined the fair value of the consideration under ASC 805-30-30-7, including your consideration of the price of Bullion’s common stock on the April 1, 2011 acquisition date.

On April 1, 2011, shareholders holding approximately 81.37% of the outstanding capital shares of Dourave Canada entered into a revised Stock Purchase Agreement with Bullion solely to remove Dourave Canada as a party to the previously announced Stock Purchase Agreement, and holders of the remaining capital stock of Dourave Canada individually entered into separate Stock Purchase Agreements referred to as the Minority Purchase Agreements, whereby Bullion purchased all remaining outstanding capital shares of Dourave Canada. Collectively the agreements are referred to as the Purchase Agreements. Pursuant to the Purchase Agreements, Bullion acquired the outstanding capital shares of Dourave Canada and issued 5,000,000 shares of Bullion’s common stock and warrants to purchase up to 2,500,000 shares of its common stock at an exercise price equal to $1.20 per share as total consideration for all of the capital shares of Dourave Canada. In connection with the purchase of the capital shares of Dourave Canada, Bullion also assumed the obligation of Dourave Canada to issue up to 281,410 shares of common stock under outstanding warrants to purchase capital shares of Dourave Canada at an exercise price equal to $4.78 per share.

Bullion determined the fair value of the consideration paid for the capital shares of Dourave Canada under ASC 805-30-30-7 by applying specific discounts to the trading value of Bullion’s common stock, which closed at $1.52 per share on April 1, 2011. For purposes of the Dourave Canada transaction, Bullion applied discounts for lack of marketability and trading restrictions, thinly traded stock and lack of control, as more fully described below.

Mr. John Reynolds, p. 21
May 11, 2012

Lack of Marketability
The Bullion common stock and warrants issued as part of the transaction were not registered in the United States pursuant to registration exemptions under Regulation D and Regulation S promulgated under the Securities Act of 1933, as amended. The securities were also not registered in any foreign jurisdictions. As such, the securities are subject to trading restrictions pursuant to applicable securities laws. In addition, the securities issued to holders of 81.37% of the Dourave Canada shares are subject to negotiated trading and vesting restrictions. At the time of issuance, the holders of the stock and warrants had no ability to trade the securities. Based on the foregoing facts, Bullion applied an approximate 40% lack of marketability and trading restriction discount to the Bullion stock price on April 1, 2011.

Thinly Traded
The signing of the letter of intent to acquire Dourave Canada was announced on November 3, 2010. With the exception of a very few select number of days, Bullion’s common stock is very thinly traded. As a result of being thinly traded, speculators were able to influence the price of the stock between November 2, 2010 and March 2, 2011 when the transaction was finally announced. Due to the thinly traded nature of Bullion’s common stock and because the stock price has experienced what appeared to be a temporary increase associated with the announcement and consummation of the Dourave Canada transaction, Bullion determined that an approximate 15% thinly traded discount was in order.

Lack of Control
The Dourave shareholders did not obtain voting control of Bullion as a result of this transaction. Therefore, an approximate 5% lack of control discount was applied to the Bullion stock price.

Application of Discount
Applying the 60% discount (rounded—actual rate is 60.26%) to the $1.52 trading price on April 1, 2011 resulted in an assigned market value of $0.604 per share or a total dollar value of $3,020,000 in the transaction. In addition, the warrants to purchase an aggregate 2,500,000 shares of Bullion’s common stock were valued using the Black-Scholes Option pricing model at $0.08 per share, based on the following assumptions: 730 days, 30% volatility, and a 2% risk free interest rate, making the total value of the warrants $200,000. Applying the discounts and applicable Black-Scholes Option warrant pricing, the fair value of the consideration in the acquisition was determined to be $3,220,000. Management has also concluded that the obligation to issue up to 281,410 shares of Bullion’s common stock under outstanding warrants to purchase capital shares of Dourave Canada at an exercise price equal to $4.78 per share had a fair value that was de minimis.

Interim Financial Statements as of and for the Period Ended October 31, 2011, page F-120

86.

We note that Bullion Monarch Mining, Inc. filed its January 31, 2012 Form 10-Q on March 16, 2012, and that this published interim financial information covers a more current period than otherwise required. Please tell us how you considered the requirements of Item 8.A.5 of Form 20-F.

Mr. John Reynolds, p. 22
May 11, 2012

The filing has been updated to include the financial statements for the nine months ended January 31, 2012.

Exhibits

87.

We note that you have a number of exhibits listed as to be filed by amendment, including the legality and tax opinions. Please note that we will need sufficient time to review these exhibits and that we may have additional comments based upon these exhibits once filed.

The Staff’s comment is duly noted.

88. We note that you have not filed any agreements under Item 601(b)(10) relating to your significant business relationships described in the proxy statement/prospectus. It is unclear whether you intend to file such agreements or whether you believe you have no such material agreements. Please advise or revise to provide such exhibits.

The exhibit index has been revised to include certain material agreements.

Annex D

89.

We note the reference in the seventh bullet point on page D-16 to Eurasian enjoying “many revenues.” We also note a similar reference to “Eurasian enjoys many revenues” in the Opinion of Bullion’s Financial Adviser on page 41 in the Form F-4. It is unclear which revenues are being referred to in light of Eurasian’s lack of revenues. Please revise or advise us. We may have further comment.

See response to Staff comment 20. Mr. Semeniuk has reissued his opinion (which is attached as Annex D to the Proxy Statement/Prospectus) to make it clear that the intent was to describe Eurasian’s ability to recover costs expended in connection with its exploration activities.

Form 40-FR filed January 24, 2012

Exhibit 99.4 - Superior West, page 14
Exhibit 99.4 - Other 2010-2011 Work Conducted by EMX, page 14

90.

We note your disclosure in this section concerning the Resolution Property and your Copper Basin property in which you reference mines and/or other mineral properties that exist in the proximity of your properties. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of the proximity to these mines and exploration properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the filing disclosure solely on your company’s property. In addition, please remove all references to the quantity and quality of resources and /or reserves found on properties not controlled by your company.

Mr. John Reynolds, p. 23
May 11, 2012

In response to your comments, the property descriptions in Eurasian’s Annual Information Form for the year ended December 31, 2011 were revised. The AIF was included with Eurasian’s annual report on Form 40-F filed with the SEC on April 27, 2012.

* * * * *

     Eurasian has authorized us to acknowledge that (1) Eurasian is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Eurasian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your review of the filing. If you should have any questions regarding the registration statement or our response letter, please do not hesitate to contact the undersigned at (604) 696-3184, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Eurasian Minerals Inc.

/s/ Christina Cepeliaukas

Christina Cepeliaukas
Chief Financial Officer

cc:	Kimberley Anderson
Dorsey & Whitney LLP

Andrew McLeod, Esq. Maninder Malli, Esq.
Blake, Cassels & Graydon LLP

Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C.